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VIA EDGAR

January 21, 2020

Ms. Ashlee Vroman-Lee

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Vroman-Lee:

This letter responds to the comments on Post-Effective Amendment No. 108 to the Registrant’s registration statement on Form N-1A (“PEA 108”) on behalf of the Wasatch Micro Cap Fund, Wasatch Micro Cap Value Fund and Wasatch Ultra Growth Fund (each, a “Fund” and collectively, the “Funds”) filed on EDGAR on December 2, 2019 that were provided to me by telephone on Tuesday, January 14, 2020 by the Securities and Exchange Commission (the “SEC”).

1.        Summary Section of Prospectus – Fees and Expenses- Fee Table (All Funds)

SEC Comment:        Section .73 Expense Recapture Plans of the AICPA Audit Risk Alert Investment Companies Industry Developments 2008/2009: “SEC Staff Comments and Observations” states the following:

Expense Recapture Plans

.73      In an expense recapture plan, the adviser and the fund enter into an agreement whereby the adviser can recapture expenses waived in prior years to the extent that the fund achieves economies of scale relevant to the established expense cap. The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Please indicate if the Advisor can recoup expenses under the Expense Limitation Agreement. If yes, please disclose in Footnote 1 to the Fee Table. In addition, please disclose term of recoupment (i.e., three years). In addition, please ensure that disclosure is updated as needed in the section entitled “Management-Management Fees and Expenses Limitations” of the Prospectus.

Response:     Recoupment rights and limitations are explained and were included in Footnote 1 to the Ultra Growth Fund consistent with the .73 Staff guidance, but inadvertently omitted from the Footnote 1 to the Micro Cap Fund and the Micro Cap Value Fund. The following footnote will also be included in Footnote 1 to the Fee Table for the Micro Cap Fund and the Micro Cap

Value Fund: “The Fund may only make repayments to the Advisor for amounts reimbursed if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap.”

2.        Summary Section of Prospectus – Principal Strategies (Micro Cap Fund and Micro Cap Value Fund)

SEC Comment:        The second and third sentences in the second paragraph of the section entitled “Summary-Principal Strategies-Micro Cap Fund” of the prospectus states: “The Fund considers a company to be a micro-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $1.5 billion or the market capitalization of the largest company in the Russell Microcap® Index as of its most recent reconstitution date. The Russell Microcap® Index reconstitution date is typically each year on or around July 1st. As of the 2019 reconstitution date, the market capitalization of the largest company in the Russell Microcap® Index was $1.31 billion.”

The second, third and fourth sentences in the second paragraph of the section entitled “Summary-Principal Strategies-Micro Cap Value Fund” of the prospectus states: “The Fund considers a company to be a micro-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $1.5 billion or the market capitalization of the largest company in the Russell Microcap® Index as of its most recent reconstitution date. The Russell Microcap® Index reconstitution date is typically each year on or around July 1st. As of the 2019 reconstitution date, the market capitalization of the largest company in the Russell Microcap® Index was $1.31 billion.”

Please explain the strategy of each Fund investing in micro cap funds where the market capitalization for each Fund is $1.5 billion while the largest company in the Russell Microcap® Index was $1.31 billion.

Response:  The strategy of the Micro Cap Fund and the Micro Cap Value Fund is investing in the securities of companies that, at the time of purchase, have a market cap that is less than the larger of $1.5 billion or the market capitalization of the largest company in the Russell Microcap® Index as of its most recent reconstitution date. The goal is to have holdings with market caps that closely correlate to the constituent companies of the Russell Microcap Index, the Funds’ performance benchmark over time, with a floor at $1.5 billion. At the time the Staff reviewed this definition of micro cap for these Funds, the market cap of the largest company in the Russell Microcap Index was less than $1.5 billion, and has been every year since (at the reconstitution date), except in 2018. During those years, other than 2018, the maximum market cap was $1.5 billion at the time of purchase. Between the 2018 and 2019 index reconstitution dates, the maximum market cap was $1.87 billion.

3        Summary Section of Prospectus – Principal Strategies (All Funds)

SEC Comment:        The third paragraph of the section entitled “Summary-Principal Strategies-Micro Cap Fund” of the prospectus states: “The Fund may invest up to 30% of its total assets at the time of purchase in securities issued by foreign companies in developed markets, emerging markets, or frontier markets.”

Please include any specific geographic location in the principal strategy and include a principal risk, as applicable. For example, each Fund has an Indian Market Risk in its principal risks. Each Fund should have corresponding principal strategy for India.

Response:  Registrant will revise the disclosure in the principal strategy section to include the geographic location in which each Fund is expected to invest, and will add any corresponding principal risk as appropriate for each Fund, if any.

4.        Summary Section of Prospectus – Principal Strategies (All Funds)

SEC Comment: For each Fund the second to last paragraph of the section entitled “Summary-Principal Strategies” of the prospectus states that: “The Fund may invest a large percentage of its assets (greater than 5%) in a few sectors. The sectors include communications services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.”

There are 11 sectors listed but the disclosure indicates that the Fund may invest in a “few” sectors. Please clarify this disclosure.

Response:     The Registrant will limit the sector strategy and risk disclosure to those sectors in which each Fund is expected to invest a significant percentage of its assets.

5.        Summary Section of Prospectus – Principal Risks (All Funds)

SEC Comment:  The Micro Cap Fund and Micro Cap Value Fund have a Micro Cap Company Stock Risk. The Ultra Growth Fund has a Growth Stock Risk. Please reorder principal risks for each Fund in order of significance. As an example, Micro Cap Company Risk should be more predominant for the Micro Cap Funds and Growth Risk for the Ultra Growth Fund.

Response:  Registrant will reorder risks by importance (in its view) consistent with the September 2019 Investment Management Staff guidance on principal fund risk disclosure.

6.        Summary Section of Prospectus –– Portfolio Management – Portfolio Managers (All Funds)

SEC Comment:  Instruction 2 to Item 5 of Form N-1A states that if a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group. If more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio.

Each Fund has a Lead Portfolio Manager. Are there other team members? If so, please ensure that the disclosure complies with Instruction 2 to Item 5(b) of Form N-1A.

Response:  Registrant believes the current disclosure complies with Instruction 2 to Item 5(b) of Form N-1A. The Funds are managed by a research team consisting of portfolio managers and securities analysts. Consistent with Instruction 2, Registrant currently discloses that the lead portfolio managers and portfolio managers are responsible for making the investment decisions for their respective Funds in accordance with each Fund’s investment objective(s) and strategies; however, the lead portfolio managers are ultimately responsible for managing their respective Funds in accordance with the Fund’s investment objective(s) and strategies.

7.        Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:        Please distinguish between principal investment strategies and non-principal strategies and consider separating into distinct sections. In addition, please ensure that all principal risks are included in the principal strategies and principal risks in each Fund’s Summary section of the prospectus as required by Form N-1A.

Response:     The Registrant believes that the current prospectus already distinguishes between principal and non-principal strategies and risks. Consistent with Item 9(c) and Item 4 of Form N-1A, each Fund discloses the principal strategies and principal risks of investing in the Fund in the summary “Risk/Return Summary” section. The information in the section entitled “Additional Information about Investment Strategies and Risks” supplements the principal risk disclosure in the summaries and also provides information regarding certain non-principal strategies and risks but identifies whether the strategy is a principal or non-principal risk to the Fund. For example, investing in foreign securities is a “principal strategy of each Equity Fund. Therefore, investing in foreign securities may be considered a principal risk of these Funds.” However, each Fund may invest in participatory notes, but it is “not considered a principal risk of any Fund.”

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:	R. Biles

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